Filed Pursuant to Rule 424(b)(3)
Registration No. 333-201338
PROSPECTUS SUPPLEMENT
(To Prospectus dated April 28, 2017)

36,512,329 Shares
MPM Holdings Inc.
Common Stock

This is supplement no. 5 to the prospectus dated April 28, 2017 that relates to the offer and resale of up to an aggregate of 36,512,329 shares of common stock of MPM Holdings Inc. (the “Company”) by the selling stockholders identified in the prospectus. The shares being offered by the selling stockholders have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing Registration No. 333-201338. We are not selling any shares under the prospectus. We will not receive any proceeds from the sale of shares being offered by the selling stockholders.
The selling stockholders may offer shares of our common stock from time to time, if and to the extent as they may determine, through public or private transactions or through other means described under “Plan of Distribution” at prevailing market prices or at privately negotiated prices. The selling stockholders may sell shares through agents they select or through underwriters and dealers they select. The selling stockholders also may sell shares directly to investors. If the selling stockholders use agents, underwriters or dealers to sell the shares, we will name such agents, underwriters or dealers and describe any applicable commissions or discounts in a supplement to this prospectus if required.
Our common stock is quoted on the OTCQX Marketplace (the “OTCQX” under the symbol “MPMQ”. On February 15, 2018, the closing price of our common stock on the OTCQX was $22.40 per share.

Recent Developments
We have attached to this prospectus supplement our Current Report on Form 8-K filed on February 16, 2018. The attached information updates and supplements, and should be read together with, the Company’s prospectus dated April 28, 2017, as supplemented from time to time.

See “Risk factors” beginning on page 12 of the prospectus for a discussion of certain risks that you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 16, 2018.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 16, 2018

MPM HOLDINGS INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	333-201338	47-1756080
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

MOMENTIVE PERFORMANCE MATERIALS INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	333-146093	20-5748297
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

260 Hudson River Road Waterford, NY 12188	(518) 237-3330
(Address of Principal Executive Offices) (Zip Code)	(Registrant’s telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b2 of the Securities Exchange Act of 1934 (§240.12b2 of this chapter).

Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01     Other Events.
On February 16, 2018, Momentive Performance Materials Inc., a wholly owned subsidiary of MPM Holdings Inc. (the “Company”), received commitments to extend the maturity of the Company’s senior secured asset-based revolving credit facility (“ABL Facility”). Subject to customary closing conditions, the lenders providing the commitments agreed to extend the maturity of the ABL Facility from October 2019 to five years from the closing date of the extension; provided that (x) if, on July 25, 2021, the date that is 91 days prior to the maturity date (the “First Lien Notes Maturity Test Date”) of the Company’s 3.88% First-Priority Senior Secured Notes due 2021 (the “First Lien Notes”), the aggregate principal amount of the First Lien Notes outstanding exceeds $50 million, the extended maturity date for such commitments will be the First Lien Notes Maturity Test Date and (y) if, on January 23, 2022, the date that is 91 days prior to the maturity date (the “Second Lien Notes Maturity Test Date”) of the Company’s 4.69% Second-Priority Senior Secured Notes due 2022 (the “Second Lien Notes”), the aggregate principal amount of the Second Lien Notes outstanding exceeds $50 million, the extended maturity date for such commitments will be the Second Lien Notes Maturity Test Date. The availability for the borrowers under the ABL Facility will continue to be limited to the borrowing base of the existing borrowers and guarantors under the ABL Facility. There can be no assurance that the extension of the maturity will become effective on the terms currently contemplated, or at all.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the Registrants has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MPM HOLDINGS INC.

Date: February 16, 2018	/s/ Erick R. Asmussen
Erick R. Asmussen
Chief Financial Officer

MOMENTIVE PERFORMANCE MATERIALS INC.

/s/ Erick R. Asmussen
Erick R. Asmussen
Chief Financial Officer